Exhibit 99.1

C3IS INC. ANNOUNCES REVERSE STOCK SPLIT

To be effective April 27, 2026

Aiming to meet the minimum bid price requirement for maintaining listing on Nasdaq

ATHENS, GREECE – April 23, 2026 – C3IS INC. (the “Company”) (Nasdaq: CISS) today announced that its board of directors has determined to effect a one-for-seven (1-for-7) reverse stock split of the Company’s common stock, par value $0.01 per share.

The reverse stock split will take effect at 11:59 pm Eastern Time on April 26, 2026, and the Company’s common stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market (“Nasdaq”) as of the opening of trading on April 27, 2026. The CUSIP number of Y18284300 will be assigned to the Company’s common stock when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every seven (7) of the Company’s issued shares of common stock will be combined into one issued share of common stock, without any change to the par value per share. This will reduce the number of outstanding shares of common stock from approximately 3.7 million shares to approximately 528,305 shares. The Company’s outstanding warrants and Series A Convertible Preferred Stock will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise. With respect to the Company’s Class B Warrants and Class C Warrants, the exercise price and number of shares issuable upon exercise will be adjusted further in an adjustment period ending on the fifth trading day after the effective time of the reverse split pursuant to the terms of such warrants.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of common stock of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of the Company’s common stock on Nasdaq on April 24, 2026 (as adjusted for the reverse split).

Stockholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the consequence of the reverse stock split reflected in their accounts on or after April 27, 2026. Such beneficial holders may contact their bank, broker, or nominee for more information.

The reverse stock split ratio approved by the board of directors is within the range of ratios for a reverse stock split authorized by the stockholders of the Company.

The purpose of the reverse stock split is to increase the market price of the Company’s common stock. The Company believes that the reverse stock split will increase the market price for its common stock and allow it to satisfy the minimum bid price requirement for maintaining listing on Nasdaq.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements with respect to the C3is Inc.’s ability to maintain compliance with Nasdaq’s continued listing standards and remain listed on Nasdaq or other major stock exchange and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). Risks and uncertainties are further described in reports filed by C3is Inc. with the SEC.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing dry bulk and crude oil seaborne transportation services. The Company currently owns five vessels, comprising three Handysize dry bulk carriers with a total capacity of 97,664 deadweight tons (dwt), an Aframax oil tanker with a cargo carrying capacity of 115,804 dwt and a product tanker with a cargo carrying capacity of 47,203 dwt, resulting in a fleet total capacity of 260,671 dwt. On a pro forma basis following the delivery of one additional MR product tanker, the Company’s fleet will consist of six vessels: three Handysize dry bulk carriers, one Aframax tanker, and two MR product tankers, with a total carrying capacity of approximately 311,431 dwt. C3is Inc.’s shares of Common Stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

For further information, please contact:

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro